Filed by Cimarex Energy Co.

(Commission File No. 001-31446)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Resolute Energy Corporation

(Commission File No. 001-34464)

On November 18, 2019, Cimarex Energy Co. (“Cimarex” or the “Company”) hosted a conference call regarding the Company’s pending acquisition of Resolute Energy Corporation (“Resolute”) pursuant to the Agreement and Plan of Merger, dated as of November 18, 2018, by and among the Company, CR Sub I Inc., CR Sub 2 LLC and Resolute. A copy of the transcript from this conference call follows.

Corrected Transcript

19-Nov-2018

Cimarex Energy Co. (XEC)

Acquisition of Resolute Energy Corporation by Cimarex Energy

CORPORATE PARTICIPANTS

Karen Acierno	G. Mark Burford
Director of Investor Relations, Cimarex Energy Co.	Chief Financial Officer & Vice President, Cimarex Energy Co.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

OTHER PARTICIPANTS

Irene Haas	Neal D. Dingmann
Analyst, Imperial Capital LLC	Analyst, SunTrust Robinson Humphrey, Inc.

Drew Venker	Betty Jiang
Analyst, Morgan Stanley & Co. LLC	Analyst, Credit Suisse Securities (USA) LLC

Arun Jayaram	Michael Anthony Hall
Analyst, JPMorgan Securities LLC	Analyst, Heikkinen Energy Advisors LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning ladies and gentlemen and welcome to the Cimarex Acquisition of Resolute Energy Conference Call. All participants will be in listen-only mode. After today’s presentation there will be an opportunity to ask questions. Please note that you will be limited to one question and one follow-up. This event is being recorded. I would now like to turn the conference over to Karen Acierno, Director of Investor Relations. Please go ahead.

Karen Acierno

Director of Investor Relations, Cimarex Energy Co.

Thank you Denise. And thank you everyone for joining us on short notice and participating in this morning’s conference call. With me today from Cimarex is Tom Jorden, Chairman, President and CEO of Cimarex. And as you know earlier this morning we issued a joint press release announcing the definitive merger agreement of Cimarex and Resolute Energy and posted a slide presentation, both of which can be viewed on the Investor Relations tab on the Cimarex website.

In connection with this proposed transaction, Cimarex will file with the SEC a registration statement on Form S-4. All documents filed by Cimarex and Resolute with the SEC may be obtained free of charge at Cimarex’s website at www.cimarex.com. There is also important information in the slide deck.

So as always today’s call may contain certain non-GAAP financial measures. So please refer to this morning’s press release for important disclosures, including reconciliations to the most comparable GAAP financial measures. Please note as Denise mentioned that we are limiting this call to 30 minutes. Tom will make some prepared remarks and then we will open it up for Q&A.

So with that I'll turn it over to Tom.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Thank you, Karen, and thanks to all of you on the call for joining us this morning as we discuss our transaction with Resolute Energy, measured by relative size this is not a large deal for Cimarex, however, we’re not known for making deals, and we probably surprised a few of you. Why this deal? Why now? These assets fit us like a glove. As you’ll see as we walk through our presentation Cimarex is the clear logical acquirer of these assets.

Furthermore, we are acquiring these assets at a price that will preserve significant value to both the Cimarex and Resolute shareholders. Make no mistake about it, these assets will compete for capital on day one. We have had some outstanding results in the immediate area and we are confident that our results will continue to improve.

This is the type of deal we’ve been looking for, one where we have a competitive advantage and can make these assets more productive and more valuable.

Although there will be cost savings in our cost of capital and G&A savings, operational and organizational synergies are not our primary motive. This transaction is about creating value. As we’ve said in our release these assets are self-funding on a go forward basis. Furthermore, this transaction is highly accretive and solidifies our path to generate significant free cash flow in 2020 and beyond.

We remain a multi-basin company. Learnings we have acquired in our Anadarko Basin program have made our Permian program stronger and vice versa. Our capital will flow to the most productive projects wherever they may be. In 2019 and beyond we’ll be active in both the Anadarko and Permian Basins as we seek to generate top tier return on capital.

With that, I invite you to turn to page 3 of our presentation and walk through it with me. This transaction is adding 21,000 acres in the heart of our Reeves County focus area. It’s got great returns. These returns will compete on day one. And as I’ve already said, it’s great relevant metrics and these assets are self-funding. As you go on to slide 4, and you look at the map, hopefully the industrial logic of this transaction jumps out at you. These assets interleave with our own. And as I’ve already said this really allows us to leverage a lot of learnings that we’ve acquired throughout the Basin directly on these Resolute assets.

Resolute’s done a great job bringing these assets to this point. But quite frankly they are just smaller and haven’t had the breadth and scope that we have to test completion styles, to test development styles. And so we’ve learned a lot that are going to add value when we exploit these assets. You can read the deal metrics yourself on slide 4. But as we go on to slide 5, this is just a brief transaction overview, we’re acquiring Resolute for $35 a share in cash and stock consideration, it will be 60% stock, 40% cash. We’ll issue 5.7 million shares or $506 million of equity. We’ll absorb a little bit of their preferred equity. We’ll pay $337 million cash and assume $710 million of debt, it will result in a total acquisition price of a little over $1.6 billion. We certainly have the financial wherewithal to do this. We have cash on hand and we don’t see this in any way giving us pause in our go forward debt metrics.

Moving on to slide 6. Just the strategy of the deal and it repeats a lot of what I’ve said. I’ll just go down to the bottom. It’s philosophically consistent with everything we do. We really tore apart this acreage, using everything we’ve learned and with our science and also, our economic approach to development. And we really think and the reason we did this is because we think the learnings that we’ve gained can be productively applied on this asset. This is the kind of deal that we dream of, one, where it’s a perfect combination and the assets are more valuable to the buyer than they are to the seller.

Moving on to slide 7. This slide shows some of our recent results in and around this area and we’re releasing these results for the first time this morning. As you can see our Snowshoe development, which sits right adjacent to the blue Resolute acreage that was a eight well project, it was testing 18 wells per section and had a 30-day average IP of 2,508 barrel oil equivalent per day or a little under 1,200 barrels of oil a day.

There in the Northeast, our Dixieland well which was an Upper Wolfcamp well also, has a 30-day average peak IP of 2,505 barrel of oil equivalent per day or just a hair under 1,500 barrels of oil per day. And then, we’ve got our Livingston well, which had a 30-day peak IP of 3,264 barrels of oil per day or barrels of oil equivalent per day and just a hair under 1,900 barrels of oil per day.

So we’ve certainly had outstanding results on this area. We think we can repeat those results throughout this asset. And again, we think we’re going to make this asset more valuable when we fold it into the Cimarex project set.

Moving on to slide 8, and this shows some of the completion results we’ve had recently. You’ve seen these types of slides out of us and others many times in the past, but this just walks you through the black line is what we did in 2016 in this area on average, the yellow line is 2017, and the blue line is 2018. The point of this slide is that we continue to make technical advances. We continue to show better results not only through completion design, landing zone, but also spacing and well configuration. As I said in our third quarter call, we are really gaining a greater degree of confidence as we move forward on these subjects and the proof is in the pudding and our results speak for themselves.

On slide 9, is something that maybe surprises a couple of you and that’s when you look at 180 day average production, on the left you’ve got average cum 180 day barrel of oil equivalent. These are wells in the Delaware Basin from January of 2015 normalized to 7,500 foot lateral length. You can see Cimarex and Resolute are certainly two top tier companies that were drawn in together.

And then on the right you see average cum oil. And also when we look at oil our cums are very competitive on a 180 day basis. This is I would say a rather poorly understood phenomenon about Cimarex and our assets. We’re occasionally described as a gassy Delaware Basin player, but what people don’t understand is that these wells that are gaseous phase in the reservoir have tremendous reservoir energy and have tremendous deliverability into the borehole and will go on to catch and outpace many of the oil wells in the Basin over time. In fact this graph shows 100 day average cum. If you look at 360 day, it looks even better. Our wells in this part of the Basin and that being top tier on the oil cumulative production.

Moving to Slide 10 just to recap, we love this transaction. We like a lot of things about it. It allows us to leverage our strengths in a larger asset base. It allows us to leverage our science. It adds hand to glove assets into our portfolio. They compete for capital. It’s accretive and we think that the acquisition price preserves significant value to our shareholders. So, that’s why we did it. We’re excited about it and we’re going to be getting after it.

With that, I’ll turn it over for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you, Mr. Jorden. Ladies and gentlemen, we now are open for the question-and-answer session. Again in order to speak with as many of you as possible, you will be limited to one question and one follow-up. And your first questions will be from Irene Haas of Imperial Capital. Please go ahead.

Irene Haas
Analyst, Imperial Capital LLC

Thank you. Good morning. Very, very interesting acquisition. My question for you is probably what you — you alluded to the fact that you have a lot to bring to the table in terms of the learnings from both Delaware Basin and also the Mid-Continent. And from the picture shown it seems like Resolute has done a pretty good job too. I mean look at the cum and all of that. And what do you think you can bring incrementally from this point on, is it better landing zones, things of that nature. And also how many incremental locations will you extract from this transaction going on for, say, the next five years?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, I mean Resolute has done a great job. I mean we have tremendous respect for their team and what they’ve done with this. Now, if you listen to their third quarter call they have a few pilot projects, development projects they’re flowing back then I think by their own admission they probably drilled a few too many wells in fact and some of those projects they’re leaving well bores orphaned and currently not completed.

And I will tell you when you ask what do we bring to it? We’ve done a lot of science that we’ve had the opportunity to share with them both in this immediate area and throughout our portfolio where we’ve tested well-to-well interference, we’ve tested landing zone interference, we understand in greater detail than we used to geomechanical barriers between landing zones. We’ve also done a lot of work on the economic analysis of development projects.

Now, we won’t have time to go into it in this call, but I will say that Cimarex has a pretty strong philosophy on this subject. We’re not only science heavy company, but we also view everything through return on capital. And you see that as you walk through the halls of Cimarex whenever two people are collaborating [indiscernible] (00:13:28), they’re talking about return on capital and how to best analyze their projects.

And so when we talk about optimum well spacing and number of wells, we think we’ve got an approach that greatly increases value and quite frankly we differ from some of our peers on that.

So, yes, Resolute has done a great job and there is just no question about it, but we’re excited to have these assets folded into our portfolio.

On inventory, I mean there’s lots of people have written about this asset. I mean it’s going to be multiple landing zones. We’re going to be at this for many years. So we’re not publishing inventory numbers on this, but — and inventory is not why we did the deal quite frankly. This isn’t about inventory. It’s about adding incremental value.

Irene Haas
Analyst, Imperial Capital LLC

Thank you.

Operator: The next question will be from Drew Venker of Morgan Stanley. Please go ahead.

Drew Venker
Analyst, Morgan Stanley & Co. LLC

Good morning. Tom, I was hoping you could talk a little bit more about the plans for the asset in 2019. I think it seems to fit very nicely, but can you provide little bit more color on what you’d expect to be doing there in 2019 would be helpful?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well Drew, we’re currently formulating our 2019 plans. And so one of the things, of course, we’re just announcing a deal this morning. So we’ve got a lot of work to do. And one of the things that we’re going to do going forward is certainly coordinate with the Resolute team between now and closing and just make sure that what happens on these assets is consistent with a full 2019 program. They have got some things lined up, ready to go. They’ve got a couple wells to drill to hold leases and such, and — but we’re going to want to have some conversations to the extent that we can about what happens here in the next few months.

We will have some development going on here, I mean, as we fold this in to our asset, it will very quickly be transparent to us what shade of yellow these assets are, but I will tell you that we’ll have active development out here in 2019 and just kind of harvesting some of the things that we’ve done in understanding how to do this.

Drew Venker
Analyst, Morgan Stanley & Co. LLC

Okay. Thanks, Tom. I wish for more color on that. And as a follow-up, you talked about becoming free cash flow positive in 2020 between a combined companies to fund shareholder returns. Can you give us a sense of what kind of growth profile that company would have and should we be looking to, because I think it’s a published before of around 13% oil growth per year or you can give us a better sense of how that might change with the combined companies would be helpful?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, Drew, we’re not ready this morning to give you a multi-year projection for the combined companies. And it’s not that we’re being coy, it’s just that we’ve had our hands full getting to this point. So we’re just not at that point where we can say here’s what our capital program in out years would be. I will tell you though if we just overlay where we are with what they are and just without too many tweaks, it’s pretty clear to see a landscape of future free cash flow generation 2020 and beyond. So, we’re very confident with that. But we’d like to do a little more work on actual capital allocation before we get more granular than that.

Operator: The next question will be from Arun Jayaram of JPMorgan. Please go ahead.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Good morning, Tom. Congratulations.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Thank you.

Arun Jayaram
Analyst, JPMorgan Securities LLC

I wanted to ask you a little bit around the valuation and just try and understand how you valued the PDPs for Resolute, I think that 35,000 BOEs production, just trying to understand the PDP value?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, I’m not quite sure we had to answer that, I mean we value it like we value anything, I mean we do our own Decline Curve Analysis, come up with an estimate of the value of the discounted future cash flow. We spent a lot of time looking at their cost structure and LOE, and see what if any LOE savings we think we can glean. And then we then see what we think a reasonable discount rate would be on proved developed producing.

And then the bigger piece of the valuation is on the future drilling upside, and there we put up a model capital program together, I mean, we do a lot of these iterations, so it’s not just one capital program, we’ve looked at many capital programs, look at the wells we think we would drill at the pace we think we would drill them, calculate the discounted future value of that cash flow. And then decide what discount rate we’re willing to pay.

So we didn’t value this fundamentally any differently than we value any other asset. And then of course, there are considerations of corporate top line numbers what is it do on earnings per share, what’s to do on cash flow per share, what’s to do on net asset value per share, but we’ve valued it through same lens we’ve looked at everything else and that’s the value of the future discounted cash flow.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Yeah. Tom I appreciate, I’m just trying to get the allocation I guess, [ph] you paid (00:19:17) $1.6 billion, just trying to get the allocation between the PDPs and call it undrilled inventory value, do you have that number?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Yeah. I have that number, but — Mark Burford is here, Mark why don’t you chime in here.

G. Mark Burford
Chief Financial Officer & Vice President, Cimarex Energy Co.

Yeah, Arun, I guess we haven’t given a breakdown of the value between proved developed and our outside drilling location developments. So [indiscernible] (00:19:40) that kind of market valuation to those kind of metrics, but we haven’t done a purchase price allocation and kind of described what the breakdown is between the two pieces, Arun.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

I mean there are — a lot of players will calculate flowing BOE, dollars per flowing BOE and I mean that’s not a bad way to look at this and I will say that we think that the price we’ve paid per acre is pretty competitive in the area.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Okay, fair enough. Tom you — how should we think of this from a bigger picture standpoint in terms of Cimarex. You did announce the Ward County disposition, should we think about this is just call it a bigger, but maybe a replacement of the cash flow from those assets, plus some upside through drilling or could this be part of a larger consolidation strategy for Cimarex in the Southern Delaware?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, although we don’t explicitly link this to the Ward County sale, I will tell you that it’s part of the same spirit and same momentum we looked at Ward County and they were not competing for — it was not — those assets we’re not competing for capital. And then meanwhile, I mean you’re all aware of the situation Resolute’s been in, this was an opportunity and it fit us, we really liked these assets. And so in part we were happy to redeploy the capital from Ward County into these assets, that was the kind of thing that we wanted to do all along.

Now on a go forward basis, I can’t promise you that we’re going to start to become a big acquirer. But I will tell you that we’re pretty bullish on our business. We’re pretty optimistic about the larger business. And this forms a stronger Cimarex, that’s what this is all about. I think the combination of Cimarex and Resolute although I’ve said at the outset it’s a not a huge deal. It does make us stronger and, if [indiscernible] (00:21:45) in the market, it’s that there’s only one way for Cimarex and that’s forward. And this is a strong step forward for us.

Operator: The next question will be from Neil Dingmann of SunTrust. Please go ahead.

Neal D. Dingmann
Analyst, SunTrust Robinson Humphrey, Inc.

Good morning and congrats on the deal guys. Tom, my question is just from a takeaway situation. I’m trying to recall, I think I guess as far as the flexibility, I think that Resolute had about the same as what you all have on there. Could you just talk about have you looked into that or any discussions about — just wondering really, if the combined entity being a little bit bigger, will give you some more advantages there?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, the Resolute has marketing commitments with midstream companies and they’ve got pretty good — the companies we do business with, they’ve got I think a good situation in terms of takeaway capacity and assurance of flow as do we. The difference there is Resolute’s gone to third-party in oil, gas and water whereas we own our own midstream system out here. And there may be some opportunity there, I’ll just leave it at that. I mean we’re going to be looking at that. We certainly want to be entrepreneurial in how we look at it and if there’s a way to maybe rejigger some of that we’re going to look at it.

Neal D. Dingmann
Analyst, SunTrust Robinson Humphrey, Inc.

Okay. And then I know you don’t have the full 2019 budget out. But I guess my question is really about you mentioned this on your prior call and others are about the efficiencies you’re seeing just obviously with the D&C. So just wondering the amount of rigs, with the two rigs they’re running, the rigs you have running, I guess is it too early to tell if you’d run the same or because efficiencies you might actually be able to run less or just any sort of broader color you can have around that, Tom? Thanks.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, it is too early to tell. But, I — as I would just tell you my expectation is that when we look at — we’ll probably have a few rigs, two or three rigs running out here although it is too early to tell, we will be out here getting after it. And we just haven’t configured yet how many rigs they will be, but you’re absolutely right, they’ve got two rigs running as we exit the year.

Operator: The next question will be from [ph] Leo Mariani of KeyBanc (00:24:18). Please go ahead.

Hey, guys. Fully understood that your opening comments here that you did not do this deal strictly for I guess financial synergies here, but I guess just high level, are you guys estimating you can kind of eliminate, I’m assuming the vast majority of the corporate G&A and I’m assuming that over time, you guys will look to refinance [ph] this (00:24:41) debt as well post the closing. So just trying to get maybe just some high level color on kind of how you see those synergies playing out?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

No. And they are there, I mean to be fair, yes. There will be a fairly significant G&A savings and there will be a fairly significant interest savings as we do refinance. So those are real. They’re measurable and we’ve accounted for them. But, the only thing I wanted to telegraph is and I hope this won’t surprise anybody, but we have a core philosophy around here that says you can’t save yourself rich. If you want to be successful, you better focus on creating something of real value and savings are important. Savings are very important. But, you want an organization focused on creating something, creating something that gives you tremendous leverage. And that’s what this transaction does.

I mean, we’ve done a lot of work throughout our portfolio both in the Permian and Anadarko Basin on understanding optimum development and as we’ve studied this, we are highly confident that this transaction really leverages our strengths and will create massive amounts of value. There will be savings but they’re going to be dwarfed by the plus side.

Okay that makes perfect sense and maybe could you just follow-up a little bit, on that last point. I mean certainly you drove it home in your prepared comments that this is an asset that’s better off in the hands here of the acquirer. But just in terms of getting specific on the acquired acreage here, I mean do you guys see yourselves able to maybe do some things like just really drive much longer lateral developments, with the combined acreage. Obviously you’re bringing your technical expertise to bear. But just wanted to see if we can get kind of a little bit more color around why you think just from an operational perspective, other than it’s maybe just sort of your better technology here in terms of what else will kind of drive the operational synergies.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, I certainly think that we bring some completion techniques that, that are going to be an uplift. We’ve done a lot of work in the wellbore and our completion style is different and I think that we’re going to see an uplift there. And then I will return to our development philosophy. I think there’s too much conversation out there about well count and people are either trying to push well count higher or they’re disappointed if well count is lower. We really look at this from a value per section standpoint and based on our Wood, our Pagoda, our Snowshoe, we know a lot about this.

And quite frankly although Resolute’s done a fantastic job, they just haven’t had the capital and scope to have the number of experiments that we do, both in this immediate area, but also in the larger program. So they are — don’t misunderstand, they’re a top tier team. But when we compare notes, we just have more experience in a broader problem set and we’re going to bring that to bear. We see some immediate things are going to be uplift and we’re quite excited about getting after here.

Operator: The next question will be from Betty Jiang of Credit Suisse. Please go ahead.

Betty Jiang
Analyst, Credit Suisse Securities (USA) LLC

Thanks. Good morning. Tom, based on what you just said about focusing on value per section I was just wondering what percentage of the Resolute’s acreage is in developed sections, where Cimarex can apply your best practice devolvement approach and can the asset mostly be developed with 10,000 foot laterals?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, the — I don’t have at hand the percentage, I will say they have not done a lot of development, they have the Sandlot project and then they have their Ranger/Mitre project, so it’s mostly undeveloped. So there’s lots of opportunity there. And then, it’s generally an area where we’ll be drilling either 10,000 or 7,500 foot laterals, there are odd blocks where you have 5,000 foot laterals because of the lease. But by and large it’s a terrain where we’ll be drilling extended reach laterals.

Betty Jiang
Analyst, Credit Suisse Securities (USA) LLC

Thanks. And then, just what if the Cimarex infrastructure from oil, gas, water gathering prospectus can be asset leverage and how quickly would you be able to integrate it?

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, that’s the challenge. I mean, they currently go to a third-party and we’ll be tearing that apart. We do own our own gathering system out there.

Operator: And the next question will be from Michael Hall of Heikkinen Energy Advisors. Please go ahead.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Thanks. Good morning and [Technical Difficulty] (00:29:40-00:29:55) talked in the past that one of the challenges of doing deals is you already you have a pretty deep established inventory and so to make the map work, you got to put things towards the front of the line or at least be additive in terms of the way you think about activity. Should we think about the go forward activity on this in combination with the legacy Cimarex acreage in the area. Should we think about basically the program will be entirely additive to what you are already doing day one or meaning incremental rig counts relative to prior expectations on this asset in 2019 would be purely additive or will it be sometime period [Technical Difficulty] (00:30:44-00:30:46).

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well. We’re still working through that. I’ll say this and we will definitely have an aggressive pace certainly on this map. We’ll have a much more aggressive pace than we would have had had we not acquired this asset.

Now whether it will be one plus one equals two, we’ll gain some efficiencies as we develop through this by deploying rigs continuously over this asset and we’ll be able to have a better coordinated development plan than if we were doing these separately.

So I suspect there is going to be just some operational efficiencies there, but I get your comment and it’s well taken that buying top tier assets, but if it means you push other things to the end of the line, there is an opportunity cost associated with that. But I will say this, I mean at Cimarex we think in terms of decade or decades and not just this year. I mean when you look at that map and you look at these two acreage spreads, I would invite the audience to just look at that map and it would be almost odder if Cimarex were not the acquirer. This is an area that we really focused on. It gives us organizational leverage. It gives us operational leverage. We like the price and we’re highly confident that we’re going to be creating significant value with them.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Understood. Now clearly hand and glove, in that context I guess is there a way to quantify or have you yet quantified the expected uplift to lateral length on the legacy Cimarex position here as you fold in these new acreages particularly in that Northeast [Technical Difficulty] (00:32:32-00:32:38)

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well we will see as time goes on, but I will tell you that as we analyze this, we didn’t analyze a huge uplift in lateral length. I mean there are a couple of areas and you can see in the Northeast where we’ll get a little bit of uplift, but overall we don’t see a lateral length uplift is being a huge part of the story.

Operator: And ladies and gentlemen, that will be our final question for today. I would like to hand the conference back to Mr. Jordan for his closing comments.

Thomas E. Jorden
Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Yeah. I want to just thank you all for joining us this morning. We are very pleased to be announcing this transaction. I think that it’s not changing our stripes. You’ll continue to see us focusing on science, focusing on prudent economics, but we’ve built a tremendous operating capability, this asset perfectly complements what we already have.

It’s a dream come true when you look at assets that you can exploit without changing your organizational focus. Cimarex is highly focused organization, and to be an acquirer assets of this quality, right we’re already beamed in is really the kind of thing we dream of.

I want to invite you to follow our progress. But this morning we’re delighted to be announcing this transaction. Thank you very much for joining us.

Operator: Thank you, sir. Ladies and gentlemen, the conference has now concluded. Thank you for attending today’s presentation. At this time you may disconnect your lines.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2018 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cimarex’s and Resolute’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cimarex and Resolute, including future financial and operating results, Cimarex’s and Resolute’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Resolute stockholder approval, the risk that Resolute or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that an event, change or other circumstances could give rise to the termination of the proposed merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cimarex’s common stock or Resolute’s common stock, the risk of litigation related to the proposed transaction, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Cimarex’s and Resolute’s businesses.

All such factors are difficult to predict and are beyond Cimarex’s or Resolute’s control, including those detailed in Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.cimarex.com and on the SEC’s website at http://www.sec.gov, and those detailed in Resolute’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Resolute’s website at https://www.resoluteenergy.com/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Cimarex undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Cimarex and Resolute.

In connection with the proposed transaction, Cimarex intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Resolute that also constitutes a prospectus of Cimarex. Each of Cimarex and Resolute also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus of Resolute will be mailed to stockholders of Resolute if and when available.

INVESTORS AND SECURITY HOLDERS OF CIMAREX AND RESOLUTE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND

OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Cimarex and Resolute, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cimarex will be available free of charge on Cimarex’s website at https://www.cimarex.com/home/default.aspx under the tab “Investor Relations” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by Resolute will be available free of charge on Resolute’s website at https://www.resoluteenergy.com/ under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Solicitation

Cimarex, Resolute and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding the directors and executive officers of Cimarex is available in its definitive proxy statement for its 2018 annual meeting, filed with the SEC on March 30, 2018, and information regarding the directors and executive officers of Resolute is available in its definitive proxy statement for its 2018 annual meeting, filed with the SEC on May 18, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cimarex or Resolute using the sources indicated above.